UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

The registrant hereby incorporates all parts, except for “Appendix 2 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 8 of this Report on Form 6-K by reference into Registration Statement no. 333-227554 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 2 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on page 8 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 1 November 2019	By	/ s / Katie Jackson-Turner
Katie Jackson-Turner
Company Secretary

The information contained in this Quarterly Management Statement (QMS) and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This QMS provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2019 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2018.

This QMS contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures (APMs) in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our ring-fenced bank (RFB).

A glossary of terms is available at https://www.santander.co.uk/about-santander/investor-relations/glossary

Santander UK Group Holdings plc

Quarterly Management Statement

for the nine months ended

30 September 2019

Contacts
Bojana Flint	Director of Investor Relations & Strategic Initiatives	020 7756 6474
Paul Sharratt	Head of Debt Investor Relations	020 7756 4985
Stewart Todd	Head of External Affairs	020 7756 5533
Adam Williams	Head of Media Relations	020 7756 5533
For more information:	santander.co.uk/about-santander	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“The uncertain economic environment looks set to continue for some time, reinforcing our longstanding prudent approach to risk. We are delivering excellent customer experience while taking decisive steps to improve our efficiency and competitiveness.”

“Our profitability for the first nine months of 2019 has been impacted by ongoing competitive income pressure, additional PPI costs as well as transformation programme investment. Despite this, we delivered our strongest quarterly net mortgage growth in almost ten years, driven by a focus on customer service and retention. We have also increased customer deposits across the business, with further improvement in customer loyalty.”

“With robust foundations already in place, strong capital and liquidity, we are well positioned to achieve our medium-term goals of 34% Loyal/Active customers and 9-11% RoTE1.”

Financial results reflect competitive and regulatory pressures as well as the uncertain operating environment

◾

Statutory PBT of £785m, down 43% year-on-year; adjusted PBT [1] of £1,066m, down 23% and Return on ordinary shareholders’ equity of 5.1% and RoTE of 7.3%[1], down 450bps and 280bps, respectively, predominantly driven by competitive income pressure in the mortgage market. Return on ordinary shareholders’ equity also reduced due to changes in banking reform and perimeter change costs.

◾	Statutory PBT was also impacted by £169m of PPI charges and £127m investment in our transformation programme.

A £400m multi-year transformation programme to improve future returns

◾	We have invested £127m to date, predominantly on restructuring the branch network and actions to reshape our corporate business.
◾	Decisive actions are beginning to translate into improved efficiency, with a meaningful impact expected in 2020 and onwards.

Supporting our customers while strengthening our business

◾	Strong net mortgage growth of £3.6bn affirms our position as the third largest mortgage lender4 in the UK.
◾	Customer deposits up £4.2bn, including our strongest ISA campaign in recent years and 1|2|3 Business Current Account inflows.
◾	Digital adoption continues, with 52% of current accounts opened online and 60% of refinanced mortgages retained online.

Strong balance sheet and very good credit quality are supported by our prudent approach to risk

◾	Low Stage 3 ratio 2 of 1.23% and a cost of risk 3 at 9bps demonstrate the resilience of our balance sheet.
◾	CET1 capital ratio up 70bps to 13.9% through capital accretion and active RWA management.
◾	Maintaining prudent liquidity and funding position with an LCR of 148%.

Income statement highlights	9M19	9M18

	£m	£m
Operating income	3,135	3,461
Operating expenses before credit impairment losses, provisions and	(1,885)	(1,914)
charges
- of which operating lease depreciation	(76)	(44)
Credit impairment losses	(137)	(115)
Provisions for other liabilities and charges	(328)	(62)
Profit before tax	785	1,370
Adjusted profit before tax [1]	1,066	1,376

Balance sheet and capital highlights	30.09.19	31.12.18

	£bn	£bn
Customer loans	202.2	199.9
- of which retail mortgages	161.6	158.0
- of which corporates	22.8	24.1
Customer deposits	176.3	172.1
CET1 capital ratio	13.9%	13.2%
UK leverage ratio	4.6%	4.5%

1.

Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £281m in 9M19 and £6m in 9M18. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

2.	Stage 3 ratio is total stage 3 exposure as a percentage of customer loans plus undrawn stage 3 exposures.
3.	Cost of risk is credit impairment loss for the 12 month period as a percentage of average customer loans.
4.	Santander UK analysis by value of mortgages outstanding, as at Q219

Summarised consolidated income

statement

	9M19	9M18	Change

	£m	£m	%
Net interest income	2,484	2,718	(9)
Non-interest income [1]	651	743	(12)
Total operating income	3,135	3,461	(9)
Operating expenses before credit	(1,885)	(1,914)	(2)
impairment losses, provisions and charges
Credit impairment losses	(137)	(115)	19
Provisions for other liabilities and	(328)	(62)	n.m.
charges

Profit before tax	785	1,370	(43)
Tax on profit	(224)	(359)	(38)
Profit after tax	561	1,011	(45)

Banking NIM	1.66%	1.81%	-15bps
CIR	60%	55%	5pp

Adjusted cost-to-income ratio 2 was broadly in line with CIR.

9M19 compared to 9M18

◾	Net interest income was down 9%, largely impacted by mortgage back book pressure and £3.0bn of SVR attrition (9M18: £3.6bn).

◾

Non-interest income was down 12%, largely due to £60m of ring-fencing perimeter changes and short-term markets activity now reported in net interest income. This was partially offset by an increase in consumer (auto) finance income.

When adjusted for ring-fencing perimeter changes and the £15m additional Vocalink consideration received in Q219, non-interest income was down 7%[2]. The reduction was largely due to the treatment of short-term markets mentioned above.

◾	Operating expenses before credit impairment losses, provisions and charges were down 2%, with the absence of £48m of ring-fencing perimeter changes and £35m of Banking Reform costs incurred in 9M18.
We had £23m of transformation costs in 9M19.

When adjusted for ring-fencing perimeter changes, Banking Reform and transformation costs, operating expenses increased 2%[2]. The increase was driven by higher depreciation costs on prior year projects and operating lease depreciation largely related to increased consumer (auto) finance new business. This was partially offset by lower staff costs following restructuring actions.

◾	Credit impairment losses were up 19% to £137m, predominantly due to lower mortgage releases this year. These were partially offset by a securitisation release in Q219.
The Stage 3 ratio of 1.23% (Dec18: 1.29%) and cost of risk of 9bps (2018: 8bps) demonstrate the resilience of our balance sheet.

◾	Provisions for other liabilities and charges were up £266m to £328m, with PPI provision of £169m as well as £104m of transformation programme charges (predominantly restructuring costs).
When adjusted for 2019 PPI and transformation charges and prior year other conduct provision releases, provisions were down 26%[2].

◾	Profit before tax was down 43% to £785m, adjusted profit before tax was down 23%2 to £1,066m2, as outlined above.

◾	Tax on profit decreased £135m to £224m, as a result of lower taxable profits in 9M19, partially offset by additional PPI remediation charges which are not tax deductible.

Conduct remediation – Payment Protection Insurance (PPI)

◾

At Sep19, the remaining provision for redress and related costs was £289m. This includes a provision for PPI redress as well as our best estimate of liability for a specific portfolio which was disclosed in our 2018 Annual Report.

◾

In line with industry experience, we received unprecedented volumes of information requests in Aug19 and saw a significant spike in both these requests and complaints in the final days prior to the complaint deadline.

◾	The processing of these claims is ongoing, however our best estimate of the additional provision required in Q319 is £99m.

◾

We reported an additional provision of £70m in Q219 reflecting an increase in PPI claim volumes, additional industry activities and having considered guidance provided by the FCA, in advance of the PPI claims deadline on 29 August 2019.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.

Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £281m in 9M19 and £6m in 9M18. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

The information in this QMS has been prepared in accordance with our accounting policies described in our 2018 Annual Report on Form 20-F for the year ended 31 December 2018 filed with the SEC on 8 March 2019, except as described below.

Changes to the results’ basis of presentation – application of IAS 12

◾

IAS 12 ‘Income Taxes’ amendment has been applied in these results. The amendment states that the income tax consequences arising from dividends on equity instruments should normally be recognised in the income statement, whereas they were previously classified as tax on other equity instruments and recognised in the statement of changes in equity.

◾	This has been applied retrospectively, and consequently reduced the tax on profit by £34m for 9M18. RoTE was also impacted for all periods in 2018.

Summarised balance sheet	30.09.19	31.12.18

	£bn	£bn
Customer loans	202.2	199.9
Other assets	85.4	89.5
Total assets	287.6	289.4
Customer deposits	176.3	172.1
Total wholesale funding	65.9	70.9
Other liabilities	28.8	30.2
Total liabilities	271.0	273.2
Shareholders’ equity	16.2	15.8
Non-controlling interest	0.4	0.4
Total liabilities and equity	287.6	289.4

◾	Customer loans increased £2.3bn, with higher mortgage and consumer (auto) finance lending partially offset by a reduction in corporate lending.

◾	Customer deposits increased £4.2bn, with solid growth in corporate as well as retail savings, including our strongest ISA campaign in recent years and 1|2|3 Business Current Account deposits.

2019 Outlook

◾

As previously disclosed, our 2019 outlook remains broadly unchanged and is predicated on the UK’s orderly exit from the European Union. Given the uncertainty around the Brexit timetable and terms, we continue to prepare for all potential outcomes.

◾

With strong foundations already in place, the proven stability and resilience of our balance sheet, and an ambitious transformation programme, we believe we are well positioned to deliver sustainable results and achieve our medium-term goals of 34% Loyal/Active customers and 9-11% RoTE[1] for the UK business.

1.	Non-IFRS measure. See Appendix 1 for details.

Capital and funding	30.09.19	31.12.18
	£bn	£bn
Capital
CET1 capital	10.3	10.4
Total qualifying regulatory capital	15.9	15.0
CET1 capital ratio	13.9%	13.2%
Total capital ratio	21.4%	19.1%
UK leverage ratio	4.6%	4.5%
RWAs	74.5	78.8
Funding
Total wholesale funding and AT1	68.3	73.2
- of which with a residual maturity of less than one year	15.3	16.8

◾	CET1 capital was down slightly at £10.3bn, with market-driven pension movements largely offset by ongoing capital accretion through retained profits.

◾

RWAs reduced largely as a result of the Jun19 significant risk transfer (SRT) securitisation and lower lending in our corporate business as we continue to focus on risk-weighted returns. This was partially offset by increased RWAs in Retail Banking with lending growth in mortgages and consumer (auto) finance.

◾	CET1 capital ratio increased 70bps to 13.9%, through capital accretion and active RWA management.

◾	UK leverage ratio increased 10bps to 4.6%. As leverage becomes the binding constraint, CET1 capital ratio could continue to increase alongside lending growth.

◾

Total wholesale funding and AT1 decreased, reflecting maturities in the period, partially offset by covered bond issuances of £1bn in Feb19 and €1bn in May19, senior unsecured issuance of $1bn in Jun19. In Aug19, we increased our AT1 outstanding by £200m via the issuance of a new £500m 6.3% AT1 to Banco Santander and the repurchase of the £300m 7.6% AT1 from Banco Santander.

Liquidity	30.09.19	31.12.18
	£bn	£bn
Santander UK plc Domestic Liquidity Sub-group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	148%	164%
LCR eligible liquidity pool	45.2	54.1

Santander Financial Services (SFS) [1]
Liquidity Coverage Ratio (LCR)	476%	-
LCR eligible liquidity pool	5.2	-

◾	We continue to maintain high levels of liquidity to ensure we are well prepared for potential Brexit uncertainty.
◾	The RFB DoLSub LCR and LCR eligible liquidity pool both decreased following the transfer of our Isle of Man and Jersey businesses (Crown Dependencies) into SFS as part of ring-fencing implementation.
◾	SFS liquidity benefited from £5.6bn of deposits in our Crown Dependencies business.

1.

On 30 September 2019, Abbey National Treasury Services plc (ANTS) changed its name to Santander Financial Services plc (SFS) to better reflect its current business and strategy, and to align with the Santander brand.

Appendix 1 – Alternative Performance Measures (APMs)

Management reviews APMs to measure our overall performance, position and profitability and believes that presentation of these provides useful information to investors regarding our results of operations. The APMs outlined below identify and quantify items management believes to be significant, to improve the assessment of period-on-period performance and underlying trends in the business and to align internal and external reporting. These APMs are not accounting measures within the scope of IFRS and are not a substitute for IFRS measures. The APMs exclude or include amounts that would not be adjusted in the most comparable IFRS measures, in compliance with U.S. Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines.

1. Adjusted profit before tax	9M19	9M18
	£m	£m
Net interest income
Reported	2,484	2,718
Adjust for ring-fencing perimeter changes [1]	-	(6)
Adjusted	2,484	2,712

Non-interest income
Reported	651	743
Adjust for ring-fencing perimeter changes [1]	-	(60)
Adjust for Vocalink Holdings Limited shareholding	(15)	-
Adjusted	636	683

Operating expenses before credit impairment losses, provisions and charges
Reported	(1,885)	(1,914)
Adjust for Banking Reform costs [1]	-	35

Adjust for ring-fencing perimeter changes [1]	-	48
Adjust for transformation costs [1]	23	-
Adjusted	(1,862)	(1,831)

Provisions for other liabilities and charges
Reported	(328)	(62)
Adjust for transformation charges [1]	104	-
Adjust for PPI provision charge	169	-
Adjust for other conduct provision (release) / charge [1]	-	(11)
Adjusted	(55)	(73)

Profit before tax
Reported	785	1,370
Specific income, expenses and charges	281	6
Adjusted profit before tax	1,066	1,376

2. Adjusted cost-to-income ratio	9M19	9M18
	£m	£m
Adjusted net interest income	2,484	2,712
Adjusted non-interest income	636	683
Adjusted total operating income	3,120	3,395
Adjusted operating expenses before credit impairment losses, provisions and charges	(1,862)	(1,831)

Adjusted cost-to-income ratio	60%	54%

1.

Explanations of prior period adjustments were disclosed previously. For details, see the Half Yearly Financial Report for the six months ended 30 June 2019, the Quarterly Management Statement for the three months ended 31 March 2019 and the Annual Report on Form 20-F for the year ended 31 December 2018.

Appendix 1 - APMs continued

3. Return on Tangible Equity[1]	30.09.19	Specific income, expenses and charges	As adjusted
	£m	£m	£m
Profit after tax for 9M19	561	243	804

Annualised profit after tax	750		1,075
Phasing adjustments	-		(152)
Less non-controlling interests of annual profit	(41)		(41)
Profit due to equity holders of the parent (A)	709		882

	30.09.19	Equity phasing adjustments	As adjusted
	£m	£m	£m
Average shareholders’ equity	16,391
Less average Additional Tier 1 (AT1) securities	(2,141)
Less average non-controlling interests	(394)
Average ordinary shareholders’ equity (B)	13,856
Average goodwill and intangible assets	(1,809)
Average tangible equity (C)	12,047	23	12,070

Return on ordinary shareholders’ equity (A/B)	5.1%		-
RoTE (A/C)	-		7.3%

	30.09.18	Specific income,	As
		expenses and	adjusted
		charges
	£m	£m	£m
Profit after tax for 9M18	1,011	1	1,012

Annualised profit after tax	1,352		1,353
Phasing adjustments	-		(113)
Less non-controlling interests of annual profit	(40)		(40)
Profit due to equity holders of the parent (A)	1,312		1,200

	30.09.18	Equity phasing adjustments	As adjusted
	£m	£m	£m
Average shareholders’ equity	16,130
Less average Additional Tier 1 (AT1) securities	(2,041)
Less average non-controlling interests	(399)
Average ordinary shareholders’ equity (B)	13,690
Average goodwill and intangible assets	(1,765)
Average tangible equity (C)	11,925	(67)	11,858

Return on ordinary shareholders’ equity (A/B)	9.6%		-
RoTE (A/C)	-		10.1%

Management does not assess ‘Return on ordinary shareholders’ equity’ as a performance indicator of the business, and therefore a reconciliation of the RoTE targets for the medium term to an equivalent target for ‘Return on ordinary shareholders’ equity’ is not available without unreasonable efforts.

◾	Specific income, expenses, charges

Details of these items are outlined on the previous page with a total impact on profit before tax of £281m. The tax on these items is c£38m (PPI remediation charges are not deductible for corporation tax) and profit after tax on these items is £243m.

◾	Phasing adjustments

To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. The most significant of these adjustments is the UK Bank Levy which is charged on 31 December annually, as required under IFRS.

◾	Equity phasing adjustments

These adjustments are made to reflect the impact of annualisation and adjustments to profit on average tangible equity.

1.	Following the change in calculation of RoTE in Q119, adjusted RoTE is now referred to as RoTE.

Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc.

	9M19	9M18
Summarised consolidated income statement
	£m	£m
Net interest income	2,479	2,718
Non-interest income [1]	662	743
Total operating income	3,141	3,461
Operating expenses before credit impairment losses, provisions and charges	(1,868)	(1,912)
Credit impairment losses	(137)	(115)
Provisions for other liabilities and charges	(328)	(62)
Total operating impairment losses, provisions and charges	(465)	(177)
Profit before tax	808	1,372
Tax on profit	(232)	(359)
Profit after tax for the period	576	1,013

Summary of segmental balance sheet assets and liabilities	30.09.19	31.12.18
	£bn	£bn
Customer loans	201.9	199.6
Other assets	79.4	83.8
Total assets	281.3	283.4

Total customer deposits	170.7	167.3
Total wholesale funding	65.8	70.9
Other liabilities	28.5	29.2
Total liabilities	265.0	267.4
Shareholders’ equity	16.1	15.8
Non-controlling interests	0.2	0.2
Total liabilities and equity	281.3	283.4

Summarised consolidated capital	30.09.19	31.12.18
	£bn	£bn
Total qualifying regulatory capital	15.9	15.9
Risk-weighted assets (RWAs)	73.9	78.5
Total capital ratio	21.6%	20.3%

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with our accounting policies described in our 2018 Annual Report on Form 20-F for the year ended 31 December 2018 filed with the SEC on 11 March 2019, except as described below.

Changes to the results’ basis of presentation – application of IAS 12

◾

IAS 12 ‘Income Taxes’ amendment has been applied in these results. The amendment states that the income tax consequences arising from dividends on equity instruments should normally be recognised in the income statement, whereas they were previously classified as tax on other equity instruments and recognised in the statement of changes in equity.

◾	This has been applied retrospectively, and consequently reduced the tax on profit by £34m for 9M18.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Notes

◾	Additional information about Banco Santander and Santander UK

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers and over 200,000 employees at the close of September 2019. In September 2019, Banco Santander made attributable profit of EUR 3,732 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 September 2019, the bank serves around 14 million active customers with c24,000 employees and operates through 629 branches (which includes 51 university branches) and 62 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 243 of the Santander UK Group Holdings plc 2018 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.